82-4224

QT,


MOL ~~HUNGARIAN OIL AND GAS PLC.~~

03 APR 23 AM 7:21

# INVESTOR NEWS


03050345

**8 April, 2003**

**The Slovak Financial Market Office did not approve the draft public offer submitted by MOL**

MOL Hungarian Oil and Gas Company hereby announces that the Slovak Financial Market Office did not approve the offering price included in the draft public offer submitted by MOL. It is MOL's considered opinion that the transaction of 202,000 Slovnaft shares on the Bratislava Stock Exchange on 20 March 2002 is invalid, as it believes that the purpose of the transaction was to illegally position the average price of shares at a distorted level. Further, it is MOL's opinion that the Slovak Financial Market Office is not legally entitled to pass judgement on the draft public offer submitted by MOL, until the investigation of the aforementioned share transaction has been completed. MOL will appeal against the decision of the Slovak Financial Market Office within 15 days.



**For further information, please contact:**


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communications | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |


dlw 5/14



**MOL HUNGARIAN OIL AND GAS PLC.**



# INVESTOR NEWS

**7 April, 2003**

**The Court of Registration registered the increase of MOL's registered capital via private placement**

MOL Hungarian Oil and Gas Company hereby announces that as of April 4, 2003 the Court of Registration today registered the increase of MOL's registered capital via private placement. On 22 November 2002, the Board of Directors resolved to execute the capital increase and the transaction was closed on 24 March 2003. The transaction includes the issue of 9,817,578 "C" series of ordinary dematerialised shares with a par value of HUF 1,001 each. Following the capital increase the registered capital of MOL rose to HUF 108,227,396,578.

At the same time as the capital increase, articles 7.2., 8.1., 10.1. and 10.0.3. of the Articles of Association of MOL were amended as follows:

7.2 The Company's share capital amounts to HUF 108,227,396,578 i.e. one hundred and eight billion two hundred and twenty seven million three hundred ninety six thousand five hundred seventy eight forint, represented by:

a) 98,400,000 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each, and 9,817,578 pieces of registered ordinary shares of the series "C" with a par value of HUF 1,001 each, issued at a price of HUF 6,000 each, in exchange for in kind contribution* and providing identical rights to the holders of such shares, and

* *On in-kind contribution see Attachment 1*

8.1 The "A" and "B" class shares shall be produced by means of printing, as prescribed by regulation applicable to securities, while "C" class shares shall be produced in dematerialised form and those shall bear data as specified by the Company Act and relevant regulation.

10.1 Every "A" class share with a par value of HUF 1,000 i.e. one thousand forint shall entitle the holder thereof to have one vote and every "C" class share with a par value of 1,001 i.e. one thousand one forint shall entitle the holder to have one and one thousandth vote, with the following exceptions:

10.1.3.1.1.1 In cases listed in Articles 10.1.5 and 10.1.6 below, the holders of "A" and "C" series shares may exercise not more than 50% minus one vote of all votes present at the shareholders' meeting, and within this limit
each "A" series shares carries – subject also to Articles 10.1.1 and 10.1.2 – a proportional voting right.

**Attachment 1**

| | |
|---|---|
| **Non-cash contribution, form and value:** | 4,530,317 Slovnaft, a.s. ordinary shares having the nominal value of SKK 1,000 each, total value: HUF 58,905,468,000 |
| **Auditors verifying the non-cash contribution:** | Ernst & Young Könyvvizsgáló Kft (1132 Budapest, Váci út 20.) |
| **Entitled for subscription:** | Slovintegra, a.s. (VI Clementisa 10, 820 09 Bratislava, Slovakia, company registration number: 31392318) with respect to 8,872,912 "C" shares with a par value of HUF 1,001 each |
| | Slovbena, a.s.(Tovarenska 12, 81109 Bratislava Slovakia, company registration number: 36019216) with respect to 944,666 shares of "C" shares with a par value of HUF 1,001 each |

## For further information, please contact:

| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communications | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |



MOL HUNGARIAN OIL AND GAS PLC.

# INVESTOR NEWS

7 April, 2003

**Purchase of treasury shares**

MOL Hungarian Oil and Gas Company announces that in the period between 1 April 2003 and 7 April 2003 no treasury shares were purchased based on the share purchase order made on 2 August 2002.

**For further information, please contact:**


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communication | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |



MOL HUNGARIAN OIL AND GAS PLC.

# INVESTOR NEWS

31 March, 2003

**Purchase of treasury shares**

MOL Hungarian Oil and Gas Company announces that in the period between 25 March 2003 and 31 March 2003 no treasury shares were purchased based on the share purchase order made on 2 August 2002.

**For further information, please contact:**


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communication | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |



MOL HUNGARIAN OIL AND GAS PLC.

# INVESTOR NEWS

28 March, 2003

### MOL has become the majority owner of Slovnaft

MOL Hungarian Oil and Gas Plc. hereby announces that, following the satisfaction of all conditions precedent, the Slovnaft share purchase transaction has been closed in accordance with the announcement made on 25 November 2002. Pursuant to the agreements with Slovbena, a.s. and Slovintegra, a.s. MOL acquired 6,520,691 Slovnaft shares for USD 85 million in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 newly issued "C" series ordinary shares each having a nominal value of HUF 1,001.

The capital increase through the private placement of newly issued "C" series ordinary shares will come into force upon its registration by the Court of Registration. Following the registration of the capital increase the registered capital of MOL will increase to HUF 108,227,396,578 and Slovbena, a.s. and Slovintegra, a.s. will jointly own a 9.99 % stake in MOL.

As a result of the transaction, MOL's shareholding in the leading Slovak oil company has risen to 70,02 % which obliges MOL to make a public offer to purchase the outstanding shares in Slovnaft, a.s.


**For further information, please contact:**

| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communication | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |



MOL HUNGARIAN OIL AND GAS PLC.

# INVESTOR NEWS

27 March, 2003

**MOL initiated the completion of the acquisition of the majority stake in Slovnaft**

MOL Hungarian Oil and Gas Plc. hereby announces that on 24 March 2003 it initiated the completion of the Slovnaft share purchase transaction in accordance with the announcement made on 25 November 2002. Pursuant to the agreements with Slovbena, a.s. and Slovintegra, a.s. MOL would acquire 6,520,691 Slovnaft shares for USD 85 million in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 newly issued "C" series ordinary shares each having a nominal value of HUF 1,001.

As part of the completion, Slovbena, a.s. and Slovintegra, a.s. subscribed for the newly issued "C" shares and through ING Bratislava they filed the order to transfer 6,520,691 Slovnaft shares, of which 4,530,317 Slovnaft shares would be transferred to MOL as an in kind contribution, to MOL's security account held with the Securities Center of the Slovak Republic. Pursuant to the applicable Slovak regulations, the transfer of the Slovnaft shares can be settled only through a direct sale on the Bratislava Stock Exchange. In spite of a request filed by the parties to the Bratislava Stock Exchange for the settlement of the filed transaction within one day, the Bratislava Stock Exchange suspended the transfer. MOL has not yet been provided with any official reasoning or legal grounds for the suspension of the transfer, but is confident, that following a review of the transfer documentation by the Slovak financial authorities, the transaction will be closed in the coming days.

As part of the completion MOL has transferred 984,000 "A" series ordinary shares to ING (Budapest) Bank Rt. as nominee acting for Slovbena, a.s. and Slovintegra, a.s. Following the transfer MOL's stock of treasury shares decreased to 4,170,393. In the event that the Slovnaft shares are not transferred to MOL's securities account the 984,000 "A" shares will be transferred back to MOL and the subscription for the "C" shares will be invalidated.


**For further information, please contact:**

| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communication | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |